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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park, Abingdon,
Oxfordshire OX1 4RY, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On January 23, 2003, Bookham Technology plc (the "Company") announced that it had received notification from AMVESCAP PLC (and subsidiary companies on behalf of discretionary clients) that following the purchase of 385,003 ordinary shares of the Company, INVESCO Perpetual UK Growth Fund had an interest in 8,543,750 ordinary shares, or 4.16% of the issued shares capital, of the Company, registered in the name of Vidacos Nominees Limited. A copy of this announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits
99.1	Announcement made on January 23, 2003 with respect to the ownership by INVESCO Perpetual UK Growth Fund of the Company's shares.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC
Date: February 11, 2003	By:	/s/ GIORGIO ANANIA Name: Giorgio Anania Title: Chief Executive Officer and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Announcement made on January 23, 2003 with respect to the ownership by INVESCO Perpetual UK Growth Fund of the Company's shares.	2

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BOOKHAM TECHNOLOGY PLC INDEX TO EXHIBITS